

FLATLAND3D

Investor Pitch

PEV Safety Gear Expansion

Introduction

Founded in 2016 by two avid skateboarders and mechanical engineers, flatland3d designs and sells accessories for electric skateboard riders.

We began with a single product, our Bash Guard for Boosted Boards, which brought us viral growth within our space, has seen several product iterations, and allowed us to expand into many other e-skate (electric skateboard) focused accessories.

Our current top seller is our E-Skate Glove, which we designed in collaboration with Knox Armor. This safety product protects e-skate and other PEV (Personal Electric Vehicle) riders' wrists and hands in a crash, replacing bulky wrist guards that interfere with safe and comfortable use of an e-skate remote, camera, or smartphone.

We have built a reputation of bringing to market highly functional, practical products, as well as providing stellar customer service.





flatland3d Team

Steve Silva and Nick Klimas are 50/50 co-owners of Flatland LLC, based in Grand Rapids and Detroit, Michigan. We operate out of our homes.

We are both Mechanical Engineers with a combined 15 years experience in automotive and aerospace manufacturing. In our professional lives, we have experience with product and industrial design, quality control, and project management.

Nick was a sponsored trick skateboarder as a kid, and has maintained a passion for skateboarding and board sports his whole life. Steve started snowboarding as a teen, has tried most other types of board sports, and rides manual longboards and electric skateboards almost daily for transportation around Detroit.

We are the right team to bring these products to market because we're experienced and talented designers, and we have a rooted passion for the lifestyle and industry. We are extremely dedicated, tireless entrepreneurs who have the knowledge and experience needed to get things done.



flatland3d Pro E-Skate Glove: *A Closer Look*



Light fitting flexible design allows for comfortable use with E-Skate remotes



Scaphoid Pads protect the palm during a crash, while also allowing the user to ergonomically interface with the remote



Unidirectional Flexible Wrist Plate allows for forward bending of the wrist, while also preventing hyperextension of the wrist backwards



Target Market

Our target market is all personal electric vehicle riders. Estimated at a size of 328k PEV units sold as of 4th quarter 2019 and continuing to grow.

PEV Units Sold (last 5 years)

- Boosted - 80k
- OneWheel - 48k
- Evolve - 40k
- All other e-skate brands - 150k
- EUC's (Electric Unicycles) - 10k

Total = 328k (not including e-scooters / e-bikes)



The Problem for PEV Riders

Our E-Skate Glove is a great example of minimalist, practical safety equipment which is simple and stylish enough to be used every day. They work great for preventing wrist and hand injuries, but this type of PEV centric protection for the rest of the body doesn't currently exist.

PEVs have a very low barrier of entry. Because they're so easy to use, many new riders mistakenly think they can ride with minimal or no safety gear. In reality, a small vehicle capable of 20+ mph is potentially very dangerous. PEVs are also becoming extremely popular. Because of this, PEV related injuries are on the rise.

Our idea is to bring to market a line of wearable safety equipment tailored to PEV speeds, which is convenient to use and non-intrusive to the rider's lifestyle.

The Solution

Sell our current line of Knox E-Skate Gloves through 2020.

In parallel, develop new safety equipment products, targeting a 2021 launch.

Future products:

- New line of gloves / wrist protection (own design and manufacturing)
- Helmet
- Night riding glasses
- Knee / Elbow protection
- Spine / Shoulder / Chest
- Hip / Tailbone

Revenue Model

With capital investment, our goal would be to sell 10k pairs of Knox gloves in 2020 ($600k revenue).

A new line of e-skate gloves with flatland3d as the sole owner would have higher margins than Knox partnered products.

Other products in the safety gear lineup would be tailored to PEV speeds and riding conditions, targeting simplicity, ease of use, style and function.

Current "competitors" are really only gear designed for other uses. flatland3d is poised to be the leader in PEV centered safety gear.

Validation

4000 pairs of Knox gloves sold since launch

- Every inventory batch sells out before we can get the next batch
- Never taken consumer pre-orders
- <$100 spent on advertising
- All customer acquisition is through organic growth, word of mouth, and social media engagement

$0.25M total sales in 2019. Sales have increased each year since we began in 2016.

Over 10,000 customers reached since 2016.

Marketing and Sales Strategy

Current sales avenues:

- flatland3d.com (67%)
- 11 current B&M retailers (27%)
- Amazon (6%)

Current social media reach: Instagram (1,300+ organic followers), Reddit, Facebook, and 1,200+ email list subscribers

Total advertising cost to date less than $100. Targeted marketing through social media, Amazon advertising, and signing on more retailers will expand our reach within our target market.

Financials

	2018	2019	2020 est.
Sales	$225,644.42	$252,610.36	$800,000
Total Expenses	$94,022.03	$109,629.83	$300,000
Profit	$131,622.39	$142,980.53	$500,000.00

BALANCE SHEET

	Fiscal Year 12/31/2020
Current Assets:	
Cash & Short-Term Investments	$25,000
Accounts Receivable	$0
Inventory	$130,000
Other Current Assets	$0
Total Current Assets	$155,000
Long-Term Assets:	
Tangible Capital Assets	$0
Intangible Capital Assets	$0
Accumulated Depreciation & Amortization	$0
Total Long-Term Assets	$0
Total Assets	$155,000
Current Liabilities:	
Accounts Payable	$0
Short-Term Debt	$80,000
Other Current Liabilities	$0
Total Current Liabilities	$80,000
Long-Term Liabilities	$0
Total Liabilities	$80,000
Equity & Capital:	
Paid-In Capital	$35,000
Retained Earnings	$25,000
Interest in Non-Consolidated Enterprise(s)	$0
Total Equity & Capital (Net Worth)	$60,000
Total Equity, Capital, & Liabilities	$140,000

Investment

Seeking $249,900 investment in exchange for 10% annual revenue share of flatland3d

Investment Use

- POs for 10k pairs of Knox gloves = $180k
- Website overhaul = $25k
- Marketing/Adv campaign @ 8% annual gross revenue = $20k
- Development costs for new line of PEV safety gear = $25k



www.flatland3d.com

Steve Silva
steve@flatland3d.com
906.281.0805

Nick Klimas
nick@flatland3d.com
616.826.5441